[Letterhead of Eversheds Sutherland (US) LLP]

September 9, 2019

Stephan N. Packs, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Sierra Income Corporation, et. al. (File No. 812-14973)
Form APP WD: Request for Withdrawal of Application

Dear Mr. Packs:

On November 6, 2018, Sierra Income Corporation, et. al. (the “Applicants”) filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting exemptions from Sections 18(a) and 61(a) of the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto. Applicants are withdrawing the Application because Medley Small Business Fund (formerly known as Medley SBIC, LP) surrendered its Small Business Investment Company license on July 1, 2019.

If you have any questions, please do not hesitate to call me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278. Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Boehm

cc:	Payam Siadatpour, Esq. Eversheds Sutherland (US) LLP John Fredericks, Esq. Sierra Income Corporation